SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 1 Extract of DEL-064/2022 RCA 933, dated May 27, 2022

CERTIFICATE

MINUTES OF THE 933rd MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CNPJ/ME (Ministry of Economy’s Corporate Taxpayer ID) No. 00001180/0001-26

NIRE (Company Registration ID) 53.3.00000859

On May 27, 2022, at 7:50 am, the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”), with its main office at Rua da Quitanda, nº 196, 25th floor, Centro, Rio de Janeiro - RJ, opened its 933rd videoconferencing meeting in an exclusively remote environment – Cisco Webex Meetings, which was adjourned at 8:05 am on the same day. The meeting was called by the Board of Directors’ Chairman, by e-mail, on May 27, 2022, under the terms of Paragraph 5 of Article 28 in the Company’s Articles of Incorporation. The meeting was remotely chaired by Director RUY FLAKS SCHNEIDER (RFS). Directors RODRIGO LIMP NASCIMENTO (RLN), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD) and DANIEL ALVES FERREIRA (DAF) participated virtually in the meeting. Directors JERÔNIMO ANTUNES (JEA) and ANA SILVIA CORSO MATTE (ASM) were justifiably absent from the meeting. The Governance Secretary, BRUNO KLAPPER LOPES (BKL), and the Board of Directors’ Advisor, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), also attended the meeting. In consideration of the provisions in Article 163, Item III, along with its Paragraph 3, of Law 6404/1976, the following Eletrobras Fiscal Board’s members also attended as invitees: Mr. DOMINGOS ROMEU ANDREATTA; Mr. RAFAEL REZENDE BRIGOLINI; and Ms. THAÍS MARCIA F. MATANO LACERDA.

Agenda: Eletrobras’ Executive Board, by way of Resolution RES-238/2022, dated May 27, 2022, founded on the authorization granted by the Company's 181st Special Shareholders’ Meeting held on February 22, 2022 (“AGE of Return to Private Sector”), in keeping with the provisions of the Resolution of the Board of the Investment Partnership Program (“CPPI”) No. 203, dated October 19, 2021 (“Original CPPI Resolution”), as amended (“CPPI Resolution No. 203”) and as approved by the Federal Accounting Court on May 18, 2022, concluded a proposal for a resolution aimed at:

(1)	approving the main terms and conditions of the public offering of (i) primary distribution of common shares issued by the Company, all registered, book-entry, without par value and free and clear of any liens or encumbrances (“Common Shares”), including under the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts (“ADR”), all free and clear of any liens or encumbrances, to be carried out simultaneously in Brazil and overseas (“Primary Offering”); and (ii) secondary distribution of Common Shares, not including in the form of ADS, to be accomplished in Brazil (“Secondary Offering”, alongside the Primary Offering, “Global Offering”).

(2)         approving the full content of certain documents prepared within the scope of the Global Offering.

(3)	ratifying the regular management acts carried out until then by the Company’s management with respect to the Global Offering.
(4)	authorizing the Company’s officers to perform all regular management acts that may be necessary to accomplish the Global Offering, including, but not limited to, (i) the negotiation of the terms, conditions, and documents of the Global Offering; and (ii) the execution of all contracts and documents necessary to accomplish the Global Offering.
(5)	authorizing the Company’s Officer of Governance, Risks and Compliance to validate the final versions of the Global Offering documents by the Company to the Global Offering work group, including (i) fixing any inconsistencies and/or making adjustments of non-material information required in connection with the conclusion of the information backup procedure of the Company’s Reference Form; and (ii) fixing any inconsistencies and/or making adjustments of information pointed out by the independent auditors, the Company’s financial advisors and legal advisors hired for the Global Offering as a result of the validation and completion of the review of the Global Offering Documents.

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 2 Extract of DEL-064/2022 RCA 933, dated May 27, 2022

(6)	Ratifying the registration made on May 26, 2022 of the documents provided in the Board of Directors’ Resolution No. 041, dated April 13, 2022.

Resolution: DEL-064/2022. The following was unanimously approved by the attending Directors, without reservations and restrictions, and with the prior advice of the relevant governance bodies of the Company, accordingly:

(1)	the main terms and conditions of the Global Offering, as set out below:
(1.1)	the Global Offering will consist of the (i) primary distribution initially of 627,675,340 Common Shares, including in the form of ADS; and (ii) secondary distribution initially of 69,801,516 Common Shares, not including in the form of ADS, and will be held simultaneously:
(i)	in Brazil (“Brazilian Offering”), in an unorganized OTC market, in accordance with Law 6385, dated December 7, 1976, as amended, the Securities and Exchange Commission’s Instruction (“CVM”) No. 400, dated December 29, 2003, as amended (“CVM 400 Instruction”), and other applicable legal and regulatory provisions, upon a public offering of primary and secondary distribution of Common Shares (“Brazilian Offering Shares”), to be registered with CVM, under the coordination of Banco BTG Pactual S.A., Bank of America Merrill Lynch Banco Múltiplo S.A. (“Stabilizing Agent”), Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Itaú BBA S.A., XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., Caixa Econômica Federal, Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Banco J.P. Morgan S.A., Banco Morgan Stanley S.A. and Banco Safra S.A. (jointly, “Brazilian Offering Coordinators”), and occasional participation of other intermediary institutions authorized to operate in the Brazilian capitals market, accredited with B3 S.A. – Brasil, Bolsa, Balcão ("B3") (jointly with the Brazilian Offering Coordinators, “Institutions Participating in the Brazilian Offering”), with placement efforts of Common Shares overseas, to be performed by BTG Pactual US Capital, LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc., XP Investments US, LLC, Bradesco Securities, Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Safra Securities LLC, being (a) in the United States, for investors in an offering registered with the US Securities and Exchange Commission (“SEC”), under the terms of the US Securities Act of 1933, as amended (“Securities Act”); and (b) in other countries, except for Brazil and the United States, for investors who are considered non-residents or -domiciled in Brazil or the United States or not incorporated under the laws of those countries, whose investments are made in keeping with the laws applicable in the country of domicile of each investor (“Foreign Investors”), and providing that such Foreign Investors invest in Brazil in accordance with the investment mechanisms regulated by the National Monetary Council, Central Bank of Brazil, CVM, and other applicable regulatory provisions; and

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 3 Extract of DEL-064/2022 RCA 933, dated May 27, 2022

(ii)	abroad (“International Offering”), in keeping with the Securities Act and other applicable legal and regulatory provisions, by way of a public offering for the primary distribution of Common Shares in the form of ADS, represented by ADR (“International Offering Shares” and , together with the Brazilian Offering Shares, “Global Offering Shares”), to be registered with SEC, under the coordination of Banco BTG Pactual S.A. – Cayman Branch, BofA Securities, Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc., XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Bradesco Securities, Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC (collectively, “International Offering Coordinators” and, alongside the Brazilian Offering Coordinators, “Global Offering Coordinators”). Each ADS will represent one Common Share. The allocation of the Global Offering Shares between the Brazilian Offering and the International Offering will be disclosed on the date of publication of the Notice of Commencement of the Public Offering of Primary and Secondary Distribution of Common Shares Issued by Centrais Elétricas Brasileiras S.A. – Eletrobras (“Notice of Commencement”).

(1.2)	the Primary Offering will be accomplished by way of the Company’s capital increase based on the issuance of Common Shares, within the limit of the authorized capital provided for in the sole paragraph of Article 8 of its Articles of Incorporation, without regard to the current proportion between common shares and preferred shares issued by the Company, though meeting the maximum proportion between preferred shares and common shares provided for in paragraph 2 of Article 11 of its Articles of Incorporation, and in Item III of Paragraph 1 of Article 8 of Law 10303, dated October 31, 2001, as amended, excluding the preemptive right, but granting the Shareholders’ priority right (as defined below) to subscribe to the Common Shares of the Primary Offering, including the maximum amount of the Supplementary Lot (as defined below), in an amount equivalent to the proportional subscription limit of the respective Shareholder provided for in the Notice to the Market and in the Preliminary Prospectus, to holders of common and preferred shares issued by the Company on the First Cut-off Date (as defined below), pursuant to Item I of Article 172 of Law 6404, dated December 15, 1976, as amended (“Brazilian Corporations Act”), and Article 8 of the Company’s Articles of Incorporation, in keeping with the provisions of Law 14182, dated July 12, 2021, as amended (“Law 14182”).
(1.3)	the Brazilian Offer will be accomplished in keeping with the Private Instrument of Agreement for the Coordination, Placement and Firm Settlement of Common Shares issued by Centrais Elétricas Brasileiras S.A. – Eletrobras, to be entered into between the Company, BNDES Participações S.A., as selling shareholder within the scope of the Global Offering (“Selling Shareholder”) and the Brazilian Offering Coordinators (“Brazilian Offering Distribution Agreement”).
(1.4)	the International Offering and the efforts to place the Common Shares abroad within the scope of the Brazilian Offering will be performed under the terms of the International Underwriting and Placement Facilitation Agreement, to be entered into between the Company, the Selling Shareholder, and the International Offering Coordinators (“International Offering Distribution Agreement”).
(1.5)	in Brazil, the Global Offering will be registered with CVM pursuant to CVM Instruction 400 and, in the United States, with SEC in accordance with the Securities Act.
(1.6)	the Company and the Selling Shareholder, alongside the Institutions Participating in the Brazilian Offering, will distribute the Brazilian Offering Shares, pursuant to CVM Instruction 400, in consideration of the parameters set out in Resolution CPPI 203, especially Articles 8, 9 and 10, by way of four different offerings, namely:
(i)	Priority Offering to Shareholders. In accordance with Paragraph 1 of Article 8 of Resolution CPPI 203, the Priority Offering to Shareholders will be earmarked for all of the Company’s common and preferred shareholders on May 27, 2022 (“First Cut-off Date”), provided that, pursuant to Paragraph 3 of Article 3 of Resolution CPPI 203, participation in the Global Offering will not be allowed for (a) bodies and entities pertaining to the direct, indirect or foundational federal public administration; (b) funds in which the Federal Government (“Federal Government”) directly or indirectly holds the majority of shares; and (c) any of the Federal Government’s branches (“Shareholders”);

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 4 Extract of DEL-064/2022 RCA 933, dated May 27, 2022
(ii)	Priority Offering to Employees and Retirees. In accordance with Paragraph 2 of Article 8 of Resolution CPPI 203, the Priority Offering to Employees and Retirees will be earmarked for individuals who (a) have an employment contract in force with the Eletrobras Companies (as defined below) on April 30, 2022 (“Employees”); and (b) cumulatively, on April 30, 2022, (1) are former employees of the Eletrobras Companies; (2) retirees under the general (RGPS) or own (RPPS) social security regime; and (3) are in the condition of participants or beneficiaries (x) of the Supplementary Pension Plans of the Eletrobras Companies (as defined below); or (y) who were migrated to the BD Engie Plan (Closed Entity of Supplementary Pension: Fundação Elos Previdência) as a result of the partial spin-off of Centrais Elétricas do Sul do Brasil S.A., concluded on December 23, 1997, under the terms of the respective partial spin-off protocol signed on December 12, 1997 (“Retirees”).

For the purposes of the Priority Offering to Employees and Retirees, (a) “Eletrobras Companies” means, in accordance with Paragraphs 2 and 3 of Article 8 of Resolution CPPI 203: (i) Centrais Elétricas Brasileiras S.A. – Eletrobras (CNPJ: 00.001.180/0001-26); (ii) Furnas – Centrais Elétricas S.A. (CNPJ: 23.274.194/0001-19); (iii) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul (CNPJ: 02.016.507/0001-69) ("CGT Eletrosul"); (iv) Companhia Hidro Elétrica do São Francisco – Chesf (CNPJ: 33.541.368/0001-16); (v) Centrais Elétricas do Norte do Brasil S.A. – Eletronorte (CNPJ: 00.357.038/0001-16); (vi) Eletrobras Participações S.A. – Eletropar (CNPJ: 01.104.937/0001-70); (vii) Transenergia Goiás S.A. (CNPJ: 10.997.345/0001-15); (viii) Brasil Ventos Energia S.A. (CNPJ: 24.042.246/0001-94); (ix) Itaguaçu da Bahia Energias Renováveis S.A. (CNPJ: 23.003.161/0001-34 ); (x) Geradora Eólica Ventos de Angelim S.A. (CNPJ: 24.477.906/0001-60 ); (xi) Energia dos Ventos IX S.A. (CNPJ: 15.253.373/0001-41); (xii) Energia dos Ventos V S.A. (CNPJ: 15.253.861/0001-59); (xiii) Energia dos Ventos VI S.A. (CNPJ: 15.253.315/0001-18); (xiv) Energia dos Ventos VII S.A. (CNPJ: 15.253.791/0001-39); (xv) Energia dos Ventos VIII S.A. (CNPJ: 15.253.399/0001-90); (xvi) Livramento Holding S.A. (CNPJ: 14.610.209/0001-81); (xvii) Eólica Cerro Chato IV S.A. (CNPJ: 14.620.866/0001-00); (xviii) Eólica Cerro Chato V S.A. (CNPJ: 14.606.642/0001-43); (xix) Eólica Cerro Chato VI S.A. (CNPJ: 14.607.742/0001-94); (xx) Eólica Cerro dos Trindade S.A. (CNPJ: 14.610.172/0001-91); (xxi) Eólica Ibiraputiã S.A. (CNPJ: 14.608.116/0001-12); (xxii) Transmissora Sul Litorânea de Energia S.A. – TSLE (CNPJ: 16.383.969/0001-29), merged on April 1, 2022 into CGT Eletrosul); and (xxiii) Eletrosul Centrais Elétricas S.A. (CNPJ: 00.073.957/0001-68), merged on January 2, 2020 into Companhia de Geração Térmica de Energia Elétrica (former corporate name of CGT Eletrosul). For the avoidance of doubt, the following are not included in the definition of “Eletrobras Companies” for the purposes of Priority Allocation to Employees and Retirees, pursuant to Resolution CPPI 203: Itaipu Binacional and Eletrobras Termonuclear S.A. – Electronuclear; and (b) “Supplementary Pension Plans of Eletrobras Companies” means the BD Engie Plan (Closed Entity of Supplementary Pension: Fundação Elos Previdência) and the following supplementary pension plans sponsored by the Eletrobras Companies, jointly: (i) BD Chesf Plan (Sponsor: Chesf and Closed Entity of Supplementary Pension: Fachesf); (ii) CD Chesf Plan (Sponsor: Chesf and Closed Entity of Supplementary Pension: Fachesf); (iii) BS Chesf Plan (Sponsor: Chesf and Closed Entity of Supplementary Pension: Fachesf); (iv) Defined Benefit Plan - BD of Real Grandeza (Sponsor: Furnas and Closed Entity of Supplementary Pension: FRG); (v) Defined Contribution Plan - CD of Real Grandeza (Sponsor: Furnas and Closed Entity of Supplementary Pension: FRG); (vi) Defined Benefit Plan - BD Eletrobras (Sponsor: Eletrobras and Closed Entity of Supplementary Pension: Eletros); (vii) Defined Contribution Plan - CD Eletrobras (Sponsor: Eletrobras and Closed Entity of Supplementary Pension: Eletros); (viii) Defined Contribution Plan - CD I (Sponsor: Eletrobras and Closed Entity of Supplementary Pension: Eletros); (ix) ELOSPREV CGT Eletrosul Plan (Sponsor: CGT Eletrosul and Closed Entity of Supplementary Pension: Elos Previdência); (x) BD-Elos/Eletrosul Plan (Sponsor: CGT Eletrosul and Closed Entity of Supplementary Pension: Elos Previdência); (xi) CD Eletrosul Plan (Sponsor: CGT Eletrosul and Closed Entity of Supplementary Pension: Elos Previdência); (xii) BD CGTEE Single Plan (Sponsor: CGT Eletrosul and Closed Entity of Supplementary Pension: Elos Previdência); (xiii) Plan 01-A – Eletronorte (Sponsor: Eletronorte and Closed Entity of Supplementary Pension: Previnorte); (xiv) Plan 02-A - Amazonas Energia (Sponsor: Eletronorte and Closed Entity of Supplementary Pension: Previnorte); (xv) Plan 01-B – Eletronorte (Sponsor: Eletronorte and Closed Entity of Supplementary Pension: Previnorte); e (xvi) Plan 02-B - Amazonas Energia (Sponsor: Eletronorte and Closed Entity of Supplementary Pension: Previnorte);

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 5 Extract of DEL-064/2022 RCA 933, dated May 27, 2022

(iii)	Retail Offering. In accordance with Paragraph 4 of Article 8 of Resolution CPPI 203, the Retail Offering will be earmarked for individuals residing and domiciled in Brazil, which may acquire the Brazilian Offering Shares (a) directly (“Retail Investors - Individuals”), unless they invest more than BRL 1,000,000.00; or (b) indirectly (“Retail Investors - Funds” and, together with Retail Investors - Individuals, “Retail Investors”), by means of the investment in shares of Privatization Mutual Funds whose resources are transferred to (a) account(s) linked to the Guarantee Fund for Length of Service; or (b) investments previously existing in other Privatization Mutual Funds - FGTS, established for the acquisition of Common Shares within the scope of the Brazilian Offering, the regulations of which will fulfill the standard in the annex to the Preliminary Prospectus; and
(iv)	Institutional Offering. In accordance with Paragraph 8 of Article 8 of Resolution CPPI 203, the Institutional Offering will be earmarked for individuals whose investment amount to more than BRL 1,000,000.00, legal entities and other entities that may participate in the Brazilian Offering (“Institutional Investors”).
(1.7)	subject to the provisions of Resolution CPPI 203, the price per Global Offering Share within the scope of the Global Offering (“Price per Share”) will be set after the proposal of the Global Offering Coordinators to the Company and the Selling Shareholder, after completion of the procedure for raising investment intentions to be performed by the Brazilian Offering Coordinators, in Brazil, as provided for in Article 23, Paragraph 1, and in Article 44 of CVM Instruction 400 and by the International Offering Coordinators, abroad (“Bookbuilding Procedure”), which will have as a parameter (i) the price of common shares issued by the Company on B3; (ii) the price of ADS on the New York Stock Exchange (“NYSE”); and (iii) statements of interest based on the quality and quantity of demand (by volume and price) raised among institutional investors over the Bookbuilding Procedure. Within the scope of the International Offering, the Price per Share in the form of ADS will be equivalent to the Price per Share converted into United States Dollars (USD), based on the selling exchange rate for that currency (PTAX) published by the Central Bank of Brazil, considering four decimal places, as determined on the date of execution of the Distribution Agreement. Subject to the provisions of Resolution CPPI 203 and item (1.7) below, the Price per Share will be approved at a new meeting of the Company’s board of directors to be held after the events listed above are concluded.
(1.8)	Subject to the provisions of Article 22 of CVM Instruction 400:
(i)	the Global Offering will be canceled if the Price per Share is lower than the minimum price, under the terms of Article 12, Paragraph 5, of Resolution CPPI 203;
(ii)	considering what was resolved at the AGE of Return to Private Sector and what is included in the respective management proposal, as a condition for the distribution of the Common Shares to be initially offered within the scope of the Primary Offering and, as a result, the Global Offering, the Company shall raise, with the distribution of the Common Shares to be initially offered within the scope of the Primary Offering, net proceeds amounting to at least BRL 22,057,564,316.99 (“Minimum Net Proceeds”), which equates with a variation of 5% below the lower amount originally established in the Original CPPI Resolution (BRL 23,218,488,754.73) for granting the new electricity generation concession contracts provided for in Article 2 of Law 14182; and (b) which, in light of Article 4 of Resolution CPPI 203, equates with the minimum amount for the payment of the grant bonus of new electricity generation concession contracts provided for in Article 2 of Law 14182. If the Company does not raise, with the distribution of the Common Shares to be initially offered within the scope of the Primary Offering, net proceeds that are at least corresponding to the Minimum Net Proceeds, the Global Offering will be cancelled; and

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 6 Extract of DEL-064/2022 RCA 933, dated May 27, 2022

(iii)	considering the need to obtain prior approval from the holders of debentures of the 1st Issuance of Debentures of Furnas, as a result of the capital contribution to be made in connection with the MESA Capital Increase being higher than the limit value for these situations defined in the Deed of Issuance, in all cases to avoid cross default or cross acceleration of the majority of Furnas’ indebtedness, and, consequently, the cross default or cross acceleration of most of the Company’s indebtedness (“Prior Approval”), Prior Approval should be obtained by June 6, 2022 (including this date). If Prior Approval is not obtained by June 6, 2022 (including this date), the Global Offering will be canceled (“Prior Condition, Consents, and Approvals”).

For the purposes of the Global Offering, (a) “Furnas” means Furnas Centrais Elétricas S.A.; (b) “First Issuance of Furnas’ Debentures” means the First (1st) Issuance of Ordinary Unsecured Debentures Not Convertible into Shares with Additional Personal Guarantee, in Two (2) Series, for Public Distribution with Restricted Efforts, of Furnas; (C) “MESA Capital Increase” means the capital increase performed at AGE MESA, of up to BRL 1,582,551,386.00, upon the issuance of up to 12,764,070,940 ordinary shares at the unit issuance price of BRL 0.1240, the proceeds of which should be used to pay in the capital increase to be carried out in SAESA, by the issuance of up to 8,593,084,315 common shares, at the unit issuance price of BRL 0.1842, and which should be allocated to address the resulting impacts; (d) “Deed of Issuance” means the Private Deed of the First (1st) Issuance of Ordinary Unsecured Debentures Not Convertible into Shares, with Additional Personal Guarantee, in Two (2) Series, for Public Distribution with Restricted Efforts, of Furnas – Centrais Elétricas S.A., executed on November 25, 2019, and amended on December 17, 2019, between Furnas, as issuer, Planner Trustee Distribuidora de Títulos e Valores Mobiliários Ltda., as trustee, representing the group of debenture holders, and the Company, as guarantor; (e) “AGE MESA” means the special shareholders’ meeting of MESA, held on April 29, 2022, at which, the following were approved without limitation: (i) a capital increase of up to BRL 1,582,551,386.00, through the issuance of up to 12,764,070,940 common shares, at the unit issuance price of BRL 0.1240, the proceeds of which should be used to pay in the capital increase to be carried out in SAESA, through the issuance of up to 8,593,084,315 common shares, at the unit issuance price of BRL 0.1842, which should be allocated to address the resulting impacts, and (ii) a 30-day period for exercising preemptive rights, within which the shareholders of MESA will decide whether they intend to subscribe for their respective portion of the New MESA Shares and subscribe for any other New MESA Shares not subscribed by the other shareholders until such date; (f) “New MESA Shares” means the total of 12,764,070,940 common shares, at the unit issuance price of BRL 0.1240, were issued, within the scope of the MESA Capital Increase, carried out at the AGE MESA; (g) “SAESA” means Santo Antônio Energia S.A.

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 7 Extract of DEL-064/2022 RCA 933, dated May 27, 2022
(1.9)	within the scope of the Global Offering, there will be no distribution of additional shares, including in the form of ADS, provided for in Article 14, Paragraph 2, of CVM Instruction 400, according to the CPPI meeting held on May 20, 2022.
(1.10)	pursuant to Article 24 of CVM Instruction 400, the total amount of the Brazilian Offering Shares initially offered may be increased by a supplementary lot of up to 15% of the total Brazilian Offering Shares initially offered (which may correspond to the total Global Offering Shares initially offered, depending on the allocation of the Global Offering Shares between the Brazilian Offering and the International Offering as a result of the demand in Brazil and abroad, after the Bookbuilding Procedure), equating with up to 104,621,528 Common Shares, under the same conditions and for the same price of the Brazilian Offering Shares initially offered (“Supplementary Lot Shares”), according to the option to be granted by the Company to the Stabilizing Agent, under the terms of the Brazilian Offering Distribution Agreement, which will be destined exclusively for the provision of stabilization services of the price of common shares issued by the Company, within the scope of the Brazilian Offering (“Supplementary Lot”), provided that there will be no granting of an option for a supplementary lot of ADS representing common shares issued by the Company within the scope of the International Offering.
(1.11)	partial distribution will not be allowed within the scope of the Global Offering.
(1.12)	the other characteristics of the Global Offering will be included in the Preliminary Prospectus, the Notice to the Market, the Preliminary Prospectus on Form F-3 and the Prospectus Supplement, which will be disclosed and filed with CVM and SEC in due course.
(2)	the entire content of the following documents prepared within the scope of the Global Offering:
(i)	draft of the Brazilian Offering Distribution Agreement;
(ii)	draft of the Instrument of Adhesion to the Private Instrument of Agreement for the Coordination, Placement and Firm Settlement of Common Shares issued by Centrais Elétricas Brasileiras S.A. – Eletrobras;
(iii)	draft of the Private Instrument of Agreement for the Provision of Services for Stabilizing the Price of Common Shares issued by Centrais Elétricas Brasileiras S.A. – Eletrobras (“Stabilization Agreement”);
(iv)	draft of the Private Instrument of Loan Agreement for Common Shares issued by Centrais Elétricas Brasileiras S.A. – Eletrobras (“Loan Agreement”);
(v)	draft request for reservation of the Priority Offering to Shareholders;
(vi)	draft of the request for reservation of the Priority Offering to Employees and Retirees;
(vii)	draft of the request for reservation for Retail Investors – Individuals;
(viii)	draft of the request for reservation for FMP-FGTS;
(ix)	model of invitation letter to the consortium institutions that will participate in the Brazilian Offering;
(x)	notice to the market of the Global Offering (“Notice to the Market”);
(xi)	draft of the notice of commencement of Global Offering;
(xii)	draft of the notice of closing of the Global Offering;
(xiii)	statement by the Company, pursuant to Article 56 of CVM Instruction 400, which will be signed by the Company’s officers on the launch date of the Global Offering;
(xiv)	statement as a publicly-held company of the Company, pursuant to item 11 of Annex II of CVM Instruction 400, which will be signed by the Company's officers on the launch date of the Global Offering;

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 8 Extract of DEL-064/2022 RCA 933, dated May 27, 2022
(xv)	statement from an issuer with major market exposure relative to the Company under the terms of the sole paragraph of Article 38 of CVM Resolution No. 80, dated March 29, 2022, as amended, which will be signed by the Chief Financial and Investor Relations Officer of the Company on the launch date of the Global Offering;
(xvi)	Preliminary Prospectus of the Public Offering of Primary and Secondary Distribution of Common Shares Issued by Centrais Elétricas Brasileiras S.A. – Eletrobras, including the documents attached thereto and incorporated by reference (“Preliminary Prospectus”);
(xvii)	request for registration of the Global Offering to be submitted to CVM;
(xviii)	statement by the Company’s Chief Executive Officer, for the purposes of item 1.1/1.2 of the Company’s Reference Form, which will be signed on the launch date of the Global Offering;
(xix)	statement by the Company’s Chief Financial and Investor Relations Officer, for the purposes of item 1.1/1.2 of the Company’s Reference Form, which will be signed on the launch date of the Global Offering;
(xx)	Engagement Letter from PricewaterhouseCoopers Auditores Independentes Ltda. (“Engagement Letter”);
(xxi)	Company’s Reference Form;
(xxii)	certificate of the minutes of the Board of Directors’ Meeting that will approve Price Per Share;
(xxiii)	draft of International Distribution Agreement;
(xxiv)	draft of the agreements to lock up the sale of Common Shares to be executed with the Company’s managers and the Selling Shareholder within the scope of the Global Offering (“Lock-up Agreements”);
(xxv)	Automatically Effective Registration Statement on Form F-3, and its annexes;
(xxvi)	Preliminary Prospectus Supplement, and its annexes (“Prospectus Supplement”);
(xxvii)	Form 6-K relating to the interim financial information for the period ended March 31, 2022, and its annexes;
(xxviii)	Launch press release;
(xxix)	Form 6-K relative to the launch press release;
(xxx)	NYSE Section 303A.06 Audit Committee Initial Written Affirmation Form; and
(xxxi)	Arrangement Letter from PricewaterhouseCoopers Auditores Independentes Ltda. (“Arrangement Letter”).
(3)	ratification of the regular management acts performed until then by the Company’s management with respect to the Global Offering, being certain that all such acts were practiced in the regular course of negotiations within the scope of the Global Offering.
(4)	authorization for the Company’s officers to perform all the regular management acts that may be required for the accomplishment of the Global Offering, including, but not limited to, (i) the negotiation of the terms, conditions, and documents appurtenant to the Global Offering; and (ii) the execution of all contracts and documents required to accomplish the Global Offering, including the Brazilian Offering Distribution Agreement, the International Offering Distribution Agreement, the Stabilization Agreement, the Loan Agreement, the Engagement Letter, the Arrangement Letter and the Lock-up Agreements.
(5)	authorization for the Company’s Officer of Governance, Risks and Compliance to validate the final versions of the Global Offering documents by the Company to the Global Offering work group, including (i) fixing any inconsistencies and/or making adjustments of non-material information required in connection with the conclusion of the information backup procedure of the Company’s Reference Form; and (ii) fixing any inconsistencies and/or making adjustments of information pointed out by the independent auditors, the Company’s financial advisors and legal advisors hired for the Global Offering as a result of the validation and completion of the review of the Global Offering Documents.

CA Rua da Quitanda, nº 196, 25º andar 22210-030 Rio de Janeiro – RJ 9 Extract of DEL-064/2022 RCA 933, dated May 27, 2022

(6)	to ratify the registration made on May 26, 2022 of the documents referred to in the Board of Directors’ Resolution No. 041 dated April 13, 2022.

Closing and Execution: Without further issues to consider about DEL-064/2022, the Chairman of the Board of Directors adjourned the meeting and determined the execution of this Certificate by the Governance Secretary, which, after being read and approved, is signed by the Board of Directors’ Chairman. The other business which were addressed at this meeting were omitted in this certificate, providing that they refer to interests which are merely internal to the Company, which is a legitimate cautionary measure, supported by the duty of secrecy of the Management, according to the head provision under Article 155 of the Brazilian Corporations Act, thus being out of the scope of the rule set out under Paragraph 1 of Article 142 of the said Act. It is hereby recorded that the material relating to the matters resolved in this Board of Directors’ Meeting is filed at the Company’s head office. The resolution addressed in this certificate is a true and exact copy of the decision made in the minutes of the meeting in question and recorded in the proper book that is filed at the Company’s headquarters. The records and statements made by the Directors were received, numbered below, and filed at the Company’s headquarters pursuant to Paragraph 1, “b,” of Article 130 of the Brazilian Corporations Act. Present at the meeting and signatories of the minutes were: Chief Executive Officer RUY FLAKS SCHNEIDER (RFS); Directors RODRIGO LIMP NASCIMENTO (RLN), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD) and Director DANIEL ALVES FERREIRA (DAF); Governance Secretary BRUNO KLAPPER LOPES (BKL); Advisor to Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

Rio de Janeiro, May 27, 2022.

_________________________________

RUY FLAKS SCHNEIDER

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.